LIGHTHOUSE LIFE CAPITAL, LLC

SUPPLEMENT NO. 1 DATED SEPTEMBER 7, 2022
TO THE OFFERING CIRCULAR DATED FEBRUARY 1, 2022

This document supplements, and should be read in conjunction with, the offering circular of Lighthouse Life Capital, LLC (“we,” “our” or “us”), dated February 1, 2022 (the “Offering Circular”) and filed by us with the Securities and Exchange Commission (the “Commission”), on February 2, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose:

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an investment of up to $6,000,000 in preferred stock of our sole member, LHLS by LHLS’ senior lender (for the avoidance of doubt, the Bonds remain our company’s senior debt); and

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the departure of Michael Coben as our Chief Distribution and Business Development Officer and his resignation from the Board of Directors of our sole member, LHL Strategies, Inc. (“LHLS”) effective as of September 30, 2022.

PREFERRED STOCK INVESTMENT IN LHLS

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6,000,000 to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”) over the course of six equal closings. The initial purchase of 100 shares of Series A Preferred for $1,000,000 occurred on August 22, 2022, and subsequent closings are expected to occur on the 22nd (or the next succeeding business day) of each month through January 2023. The subsequent closings on our sole member’s Series A Preferred are subject to certain closing conditions, including requirements related to capital raised in our company’s Bond offering. For the September and October closings to occur, our company must have sold at least $500,000 in aggregate gross proceeds of Bonds subsequent to the date of the subscription agreement, for the November and December closings, $1,250,000, and for the January closing, $2,250,000.

The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations. Generally, the holders of the Series A Preferred will vote alongside the holders of LHLS’ common stock on any matter presented to LHLS’ stockholders for a vote; provided that each share of Series A Preferred entitles its holder to cast a number of votes per share equal to a “voting multiple,: which equals, as of the date of determination, the result of (x) .051525, multiplied by (y) a fraction, the numerator of which is the number of LHLS’ outstanding voting shares other than the Series A Preferred and the denominator of which is the number of outstanding shares of the Series A Preferred. Additionally, at their election, a holders of a majority of the Series A Preferred may appoint a director to, or remove such director from, LHLS’ board of directors. As of the date of this Supplement, LHLS’ senior lender has not informed us or LHLS of any intent to exercise its right as the sole holder of LHLS’ Series A Preferred Stock to name a director to LHLS’ board.

Our sole member intends to use the proceeds of the sale of its Series A Preferred Stock to further support the growth and operations of its business which it operates through our company and our wholly-owned subsidiaries, Lighthouse Life Solutions and Lighthouse Life Direct. We anticipate such growth will include additional purchase and resale of life insurance policies.

DEPARTURE OF MICHAEL COBEN

LHLS and Michael Coben have agreed that his employment as LHLS’ and our Chief Distribution and Business Development Officer will terminate as of September 30, 2022, and that he will also resign from LHLS’ board of directors effective as of such date. It is also expected that LHLS will redeem the entirety of Mr. Coben’s shares of LHLS’ common stock on or prior to October 3, 2022 for de minimis consideration. Mr. Coben will receive one-year’s severance at his current base salary, $312,500, which LHLS may pay in a lump sum or over the next one-year.